[Cooley Letterhead]

VIA EDGAR

April 30, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	iPass Inc.
Amendment 1 to Preliminary Proxy Statement on Schedule 14A filed April 29, 2009
File No. 0-50327

Ladies and Gentlemen:

On behalf of iPass Inc. (“Company”), enclosed please find a marked copy of the above referenced preliminary proxy statement, showing changes to the Company’s initial preliminary proxy statement, which was filed on April 17, 2009.

Please feel free to contact us with any questions.

Sincerely,

/s/ Heather Rosmarin

Heather Rosmarin

cc:	David Tauber, General Counsel and Secretary, iPass, Inc.
Brett White, Esq.

Enc.